

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2013

<u>Via E-mail</u>
Mr. Donald MacDow
President
Vacation Home Swap, Inc.
112 North Curry Street
Carson City, Nevada 89703

>   **Re: Vacation Home Swap, Inc.**
>   **Schedule 14F-1**
>   **Filed April 24, 2013**
>   **File No. 005-87420**

Dear Mr. MacDow:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Directors and Executive Officers, page 3</u>

<u>Biographies, page 3</u>

1.   With respect to Mr. Henderson and Ms. Myotanen, please revise the disclosure to describe more specifically each person's principal occupations and employment during the past five years. See Item 401(e)(1) of Regulation S-K. For example, where you state that Mr. Henderson "worked in private banking," identify his employer and indicate his position(s). Where you state that Ms. Myotanen "worked as a financial management consultant," identify her employer and state her position. Where you state that Ms. Myotanen "worked with domestic and foreign equity, bonds, derivatives, futures and currency transactions and made value calculations," indicate her position.

Security Ownership of Principal Shareholders, Directors, and Officers, page 8

2.   Please tell us, with a view toward revised disclosure, what consideration you have given to providing beneficial ownership information giving effect to the proposed share exchange transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nicholas Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions